

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 27, 2010

Via U.S. mail and facsimile

Craig R. Jones
Chief Financial Officer
Electro Rent Corporation
6060 Sepulveda Boulevard
Van Nuys, CA 91411-2512

> **RE:** **Electro Rent Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2009**
> **Filed August 12, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 4, 2009**
> **File No. 000-09061**

Dear Mr. Jones:

We have reviewed the above-captioned filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 1. Business, page 3

1. In future filings, please disclose the principal methods of competition in your industry. See Item 101(c)(1)(x) of Regulation S-K.

2. In future filings, please disclose your long-lived assets by geography over the last three fiscal years. Alternatively, provide a cross-reference to this information in your financial statements. See Item 101(d)(1)(ii) of Regulation S-K.

Item 9A. Controls and Procedures, page 17

3. We note that your disclosure controls and procedures are effective to the extent set forth under the subheading "Evaluation of Disclosure Controls and Procedures." However, your disclosure does not provide the full definition of "disclosure controls and procedures," as defined in Rule 13a-15(e) of the Exchange Act. Please confirm to us that your disclosure controls and procedures were effective as of May 31, 2009, insofar as they are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, in future filings please either use the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining them.

Item 15. Exhibits and Financial Statement Schedules, page 19

4. Please file with your next periodic report or, if you prefer, a current report on Form 8-K, the agreements (including all of their exhibits and schedules) underlying both your $10 million revolving credit line and your arrangements with UBS regarding your auction rate securities, as described on page 9 of your 2009 Annual Report. Please refer to Item 601(b)(10) of Regulation S-K.

Exhibits 31.1 and 31.2

5. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should include the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please also comply with this comment in your future quarterly reports on Form 10-Q.

Definitive Proxy Statement on Schedule 14A

Transactions with Related Persons, page 9

6. We note your disclosure that "Mr. Greenberg" personally rents space in two of your office buildings. However, it appears that more than one Mr. Greenberg qualifies as a "related party." Therefore, in future filings, please disclose Mr. Greenberg's first name and clarify the basis on which he is a related person. See Instruction 1 to Item 404(a) of Regulation S-K.

Executive Compensation, page 10

Grants of Plan-Based Awards, page 17

7. In future filings, please include in this table estimated future payouts under non-equity incentive plan awards, such as, for example, your revised annual cash incentive plan for 2010 and beyond. Please refer to Item 402(d) of Regulation S-K.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director